ARIZONA STAR

RESOURCE CORP.
New Arizona Star Board Elected by Consent of Major Shareholders

Vancouver, December 16, 2004. At the Reconvened Annual Meeting of Arizona Star Resource Corp. (TSX-V:AZS) held today, six directors were elected by consent of major shareholders including Pan Atlantic Bank and Trust and Bema Gold. The directors elected were James S. Anthony, Thomas C. Dawson, Rudi P. Fronk, S. Paul Kostuik, Paul A. Parisotto and Roger T. Richer. James S. Anthony will serve as non-executive Chairman and Paul A. Parisotto will serve as President and CEO. Roger T. Richer has agreed to serve as Corporate Secretary and Treasurer.

Mr. Anthony noted that the Board has formed a fully independent audit committee and corporate governance committee in keeping with the new emphasis on board procedures now being required by investors and securities regulators.

Paul Kostuik and Roger Richer have both served as directors of Arizona Star for several years. Jim Anthony and Rudi Fronk are directors and officers of Seabridge Gold Inc., a Toronto based gold company with assets exclusively in North America. Tom Dawson is a Director of Southern Platinum Corp., a Toronto based platinum and palladium producer and was a former senior partner of a major international audit firm. Paul Parisotto is President of Coniston Investment Corp., a firm specializing in providing investment banking and advisory services to the mining industry.

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For further information please contact:

Paul A. Parisotto, President and CEO

390 Bay Street

Suite 2020

Toronto, ON M5H 2Y2

Tel: (416) 369-9333

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.